QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 1 to
SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ZORAN CORPORATION
(Name Of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

98975F101
(CUSIP Number of Class of Securities (Underlying Common Stock)

Levy Gerzberg, Ph.D.
President and Chief Executive Officer
Zoran Corporation
1390 Kifer Road
Sunnyvale, California 94086
(408) 523-6500
(Name, Address, and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

With copies to:
Dennis C. Sullivan, Esq.
William H. Hoffman, Esq.
DLA Piper Rudnick Gray Cary US LLP
2000 University Avenue
East Palo Alto, California 94303
(650) 833-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing fee**

$17,072,512.63	$1,826.76

*
Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,739,773 shares of common stock of Zoran Corporation that have an aggregate value of $17,072,512.63 as of December 29, 2005 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

**
The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended by Fee Rate Advisory No. 5, effective November 27, 2005, equals $107.00 per million dollars of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	$1,826.76	Filing Party:	Zoran Corporation
Form or Registration No.:	Schedule TO-I File No. 005-47739	Date Filed:	January 6, 2006
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  third-party tender offer subject to Rule 14d-1.
  ☒
  issuer tender offer subject to Rule 13e-4.
  ☐
  going-private transaction subject to Rule 13e-3.
  ☐
  amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Introductory Statement

        This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed by Zoran Corporation (the "Company") with the Securities and Exchange Commission on January 6, 2006 (the "Schedule TO"), relating to an offer by the Company to exchange certain outstanding eligible stock options to purchase shares of the Company's common stock, par value $0.001 per share, that were originally granted under the Company's 1993 Stock Option Plan, the Company's 2000 Nonstatutory Stock Option Plan or the Oak Technology, Inc. 1994 Stock Option Plan for restricted shares of common stock or restricted stock units that will be granted under the Company's 2005 Equity Incentive Plan, upon the terms and subject to the conditions set forth in the Offer to Exchange that was filed as Exhibit (a)(1)(A) to the Schedule TO.

        This Amendment No. 1 amends and supplements the Schedule TO and the Offer to exchange, in order to:

  (i)
  revise the first Paragraph under Section II "Certain Risks of Participating in the Offer" of the Offer to Exchange to replace the term "urge" with "recommend that";

  (ii)
  revise the bullet points under Section 7 "Conditions to the Offer" of the Offer to Exchange to:

  (a)
  eliminate the terms "threatened," "directly or indirectly" and "otherwise relates in any manner to the offer";

  (b)
  replace the terms "may", "might" and "could" with the phrase "would" or "would, in our reasonable judgment";

  (c)
  include a cross reference to Section 3 of the Offer to Exchange where reference is made to the "contemplated benefits" of the Offer;

  (d)
  replace the phrase "significant change" with the phrase "significant and adverse change";

  (e)
  replace the phrase "material effect" with the phrase "material and adverse effect";

  (iii)
  revise the first paragraph under Section 14 "Material U.S. Federal Income Tax Consequences" of the Offer to Exchange to replace the term "general summary" with the term "description";

  (iv)
  replace the third paragraph under Section 14 "Material U.S. Federal Income Tax Consequences" of the Offer to Exchange with the following paragraph" "We recommend that you consult your own tax advisor with respect to the consequences of participating in the offer under state, local and non-U.S. tax laws, as well as tax consequences arising from your particular personal circumstances";

  (v)
  to amend Exhibit (a)(1)(B) to the Schedule TO to replace the phrase "I understand" with "Zoran has informed me" or "Zoran has advised me" or "I have been informed,";

  (vi)
  to amend Exhibit (a)(1)(V) to the Schedule TO to include a reference to the revised Offer to Exchange posted on the Intranet;

  (vii)
  to file as Exhibit (a)(1)(W) the Zoran Corporation Current Report on Form 8-K filed with the Securities and Exchange Commission on January 30, 2006;

  (viii)
  to file as Exhibit (a)(1)(X) the Form of Email Regarding Revised Option Table;

  (ix)
  to file as exhibit (a)(1)(Y) the Form of Revised Option Table; and

  (x)
  to file as Exhibit (a)(1)(Z) the Final Tax Ruling dated January 9, 2006 from the Israeli Income Tax Authority.

ITEM 12. EXHIBITS

(a)(l)(A)	Offer to Exchange, dated January 6, 2006.
(a)(1)(B)	Form of Letter of Transmittal.
†(a)(1)(C)	Form of Notice of Withdrawal.
†(a)(1)(D)	Form of E-mail from Chief Executive Officer to Eligible Employees, dated January 6, 2006, regarding "Announcement of Option Exchange Offer."
†(a)(1)(E)	Form of Individual Statement of Options.
†(a)(1)(F)	Form of Restricted Stock Agreement (U.S. Participants) under Zoran Corporation 2005 Equity Incentive Plan.
†(a)(1)(G)	Form of Restricted Stock Units Agreement (Non-U.S. Participants) under Zoran Corporation 2005 Equity Incentive Plan.
†(a)(1)(H)
Form of Restricted Stock Units Agreement (Participants Resident in Israel) under Zoran Corporation 2005 Equity Incentive Plan, including as an exhibit thereto a form of trust agreement between Zoran Microelectronics Ltd. and S. Friedman & Co. (trust) 1997 Ltd., trustee.
†(a)(1)(I)	PowerPoint Presentation Regarding Offer to Exchange.
†(a)(1)(J)	Summary Description of Zoran's Option Exchange Program
†(a)(1)(K)	Form of Option Exchange Modeling Tool
†(a)(1)(L)	Form of E-mail Confirmation of Receipt of Letter of Transmittal/Notice of Withdrawal.
†(a)(1)(M)	Form of E-mail Reminder of Expiration of Option Exchange Offer.
†(a)(1)(N)	Form of E-mail Confirmation of Participation in Option Exchange Offer.
†(a)(1)(O)	Form of Tax Withholding Election—Restricted Stock
†(a)(1)(P)	Form of Tax Withholding Election—Restricted Stock Units
†(a)(1)(Q)	Form of Employee Election of Taxation Track (Israel)
†(a)(1)(R)
Zoran Corporation Annual Report on Form 10-K for its fiscal year ended December 31, 2004, filed with the Securities and Exchange Commission on March 31, 2005 and amended by Form 10-K/A filed with the Securities and Exchange Commission on May 2, 2005, both of which are incorporated herein by reference.
†(a)(1)(S)	Zoran Corporation Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2005, filed with the Securities and Exchange Commission on May 10, 2005 and incorporated herein by reference.
†(a)(1)(T)	Zoran Corporation Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2005, filed with the Securities and Exchange Commission on August 9, 2005 and incorporated herein by reference.
†(a)(1)(U)
Zoran Corporation Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2005, filed with the Securities and Exchange Commission on November 9, 2005 and incorporated herein by reference.

(a)(1)(V)
Form of E-Mail Notice of Filing of Form 8-K Attaching Press Release Announcing Financial Results for Quarter Ending December 31, 2005 and Notifying Employees of Posting of Revised Offer to Exchange on Intranet.
(a)(1)(W)	Zoran Corporation Current Report on Form 8-K filed with the Securities and Exchange Commission on January 30, 2006 and incorporated herein by reference.
(a)(1)(X)	Form of Email Regarding Revised Option Table.
(a)(1)(Y)	Form of Revised Option Table.
(a)(1)(Z)	Final Tax Ruling dated January 9, 2006 from Israeli Income Tax Authority.
(b)	Not applicable.
†(d)(1)
Zoran Corporation 1993 Stock Option Plan, as amended (incorporated by reference to Exhibit 10.1 to Zoran Corporation Quarterly Report on Form 10-Q for its quarter ended June 30, 2002, filed with the Securities and Exchange Commission on August 14, 2002).
†(d)(2)	Form of Stock Option Agreement under Zoran Corporation 1993 Stock Option Plan, as amended.
†(d)(3)
Executive Retention and Severance Plan, as amended (incorporated by reference to Exhibit 99.1 to Zoran Corporation Current Report on Form 8-K filed with the Securities and Exchange Commission on October 31, 2005).
†(d)(4)
Zoran Corporation 2000 Nonstatutory Stock Option Plan, as amended (incorporated by reference to Exhibit 10.39 to Zoran Corporation Annual Report on Form 10-K for its fiscal year ended December 31, 2002, filed with the Securities and Exchange Commission on March 31, 2002).
†(d)(5)	Form of Stock Option Agreement under Zoran Corporation 2000 Nonstatutory Stock Option Plan, as amended.
†(d)(6)
Oak Technology, Inc. 1994 Stock Option Plan, as amended (incorporated by reference to Exhibit 99.1 of Form S-8 filed with the Securities and Exchange Commission by Oak Technology, Inc. on April 14, 2003).
†(d)(7)	Form of Stock Option Agreement under Oak Technology, Inc. 1994 Stock Option Plan, as amended.
†(d)(8)	Zoran Corporation 2005 Equity Incentive Plan (incorporated by reference to Exhibit 99.1 of Form 8-K filed with the Securities and Exchange Commission on August 3, 2005).
†(d)(9)	Form of Stock Option Agreement (United States) under Zoran Corporation 2005 Equity Incentive Plan.
†(d)(10)	Form of Stock Option Agreement (International) under Zoran Corporation 2005 Equity Incentive Plan.
†(d)(11)	Form of Restricted Stock Units Agreement (U.S. Participants) under Zoran Corporation 2005 Equity Incentive Plan.
(g)	Not applicable.
(h)	Not applicable.

†
Exhibit previously filed.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

  (a)
  Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ZORAN CORPORATION
By:	/s/ KARL SCHNEIDER Karl Schneider Senior Vice President and Chief Financial Officer

Dated: January 31, 2006

EXHIBIT INDEX

Exhibit	Description of Exhibit
(a)(l)(A)	Offer to Exchange, dated January 6, 2006.
(a)(1)(B)	Form of Letter of Transmittal.
†(a)(1)(C)	Form of Notice of Withdrawal.
†(a)(1)(D)	Form of E-mail from Chief Executive Officer to Eligible Employees, dated January 6, 2006, regarding "Announcement of Option Exchange Offer."
†(a)(1)(E)	Form of Individual Statement of Options.
†(a)(1)(F)	Form of Restricted Stock Agreement (U.S. Participants) under Zoran Corporation 2005 Equity Incentive Plan.
†(a)(1)(G)	Form of Restricted Stock Units Agreement (Non-U.S. Participants) under Zoran Corporation 2005 Equity Incentive Plan.
†(a)(1)(H)
Form of Restricted Stock Units Agreement (Participants Resident in Israel) under Zoran Corporation 2005 Equity Incentive Plan, including as an exhibit thereto a form of trust agreement between Zoran Microelectronics Ltd. and S. Friedman & Co. (trust) 1997 Ltd., trustee.
†(a)(1)(I)	PowerPoint Presentation Regarding Offer to Exchange.
†(a)(1)(J)	Summary Description of Zoran's Option Exchange Program
†(a)(1)(K)	Form of Option Exchange Modeling Tool
†(a)(1)(L)	Form of E-mail Confirmation of Receipt of Letter of Transmittal/Notice of Withdrawal.
†(a)(1)(M)	Form of E-mail Reminder of Expiration of Option Exchange Offer.
†(a)(1)(N)	Form of E-mail Confirmation of Participation in Option Exchange Offer.
†(a)(1)(O)	Form of Tax Withholding Election—Restricted Stock
†(a)(1)(P)	Form of Tax Withholding Election—Restricted Stock Units
†(a)(1)(Q)	Form of Employee Election of Taxation Track (Israel)
†(a)(1)(R)
Zoran Corporation Annual Report on Form 10-K for its fiscal year ended December 31, 2004, filed with the Securities and Exchange Commission on March 31, 2005 and amended by Form 10-K/A filed with the Securities and Exchange Commission on May 2, 2005, both of which are incorporated herein by reference.
†(a)(1)(S)	Zoran Corporation Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2005, filed with the Securities and Exchange Commission on May 10, 2005 and incorporated herein by reference.
†(a)(1)(T)	Zoran Corporation Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2005, filed with the Securities and Exchange Commission on August 9, 2005 and incorporated herein by reference.
†(a)(1)(U)
Zoran Corporation Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2005, filed with the Securities and Exchange Commission on November 9, 2005 and incorporated herein by reference.

(a)(1)(V)
Form of E-Mail Notice of Filing of Form 8-K Attaching Press Release Announcing Financial Results for Quarter Ending December 31, 2005 and Notifying Employees of Posting of Revised Offer to Exchange on Intranet.
(a)(1)(W)	Zoran Corporation Current Report on Form 8-K filed with the Securities and Exchange Commission on January 30, 2006 and incorporated herein by reference.
(a)(1)(X)	Form of Email Regarding Revised Option Table.
(a)(1)(Y)	Form of Revised Option Table.
(a)(1)(Z)	Final Tax Ruling dated January 9, 2006 from Israeli Income Tax Authority.
(b)	Not applicable.
†(d)(1)
Zoran Corporation 1993 Stock Option Plan, as amended (incorporated by reference to Exhibit 10.1 to Zoran Corporation Quarterly Report on Form 10-Q for its quarter ended June 30, 2002, filed with the Securities and Exchange Commission on August 14, 2002).
†(d)(2)	Form of Stock Option Agreement under Zoran Corporation 1993 Stock Option Plan, as amended.
†(d)(3)
Executive Retention and Severance Plan, as amended (incorporated by reference to Exhibit 99.1 to Zoran Corporation Current Report on Form 8-K filed with the Securities and Exchange Commission on October 31, 2005).
†(d)(4)
Zoran Corporation 2000 Nonstatutory Stock Option Plan, as amended (incorporated by reference to Exhibit 10.39 to Zoran Corporation Annual Report on Form 10-K for its fiscal year ended December 31, 2002, filed with the Securities and Exchange Commission on March 31, 2002).
†(d)(5)	Form of Stock Option Agreement under Zoran Corporation 2000 Nonstatutory Stock Option Plan, as amended.
†(d)(6)
Oak Technology, Inc. 1994 Stock Option Plan, as amended (incorporated by reference to Exhibit 99.1 of Form S-8 filed with the Securities and Exchange Commission by Oak Technology, Inc. on April 14, 2003).
†(d)(7)	Form of Stock Option Agreement under Oak Technology, Inc. 1994 Stock Option Plan, as amended.
†(d)(8)	Zoran Corporation 2005 Equity Incentive Plan (incorporated by reference to Exhibit 99.1 of Form 8-K filed with the Securities and Exchange Commission on August 3, 2005).
†(d)(9)	Form of Stock Option Agreement (United States) under Zoran Corporation 2005 Equity Incentive Plan.
†(d)(10)	Form of Stock Option Agreement (International) under Zoran Corporation 2005 Equity Incentive Plan.
†(d)(11)	Form of Restricted Stock Units Agreement (U.S. Participants) under Zoran Corporation 2005 Equity Incentive Plan.
(g)	Not applicable.
(h)	Not applicable.

†
Exhibit previously filed.

QuickLinks

Introductory Statement
  ITEM 12. EXHIBITS
  ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
SIGNATURE
EXHIBIT INDEX